Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE SALE OF THE TORUN

PLAZA SHOPPING CENTER IN POLAND

Tel Aviv, Israel, November 6, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, in further to its announcements dated June 21, 2017, August 30, 2017 and October 25, 2017 that its subsidiary, Plaza Centers N.V. ("Plaza") has signed a definitive Share Purchase Agreement regarding the sale of shares in the SPV holding of the Torun Plaza shopping center in Poland to an investment fund. Plaza anticipates that the closing and settlement of the transaction will take place by the end of November.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com